Exhibit 21

List of Subsidiaries of World Road Inc.

Subsidiaries	Place of Incorporation
World Road Tech Limited (HK)	Hong Kong
Wuhan Wozeheng Technology Co., Ltd.	PRC
Wuhan Wodetong Supply Chain Technology Co., Ltd.	PRC
Shenzhen Honet Supply Chain Management Co., Ltd.	PRC